June 28, 2005

Karen J. Garnett
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Columbia Equity Trust, Inc. SEC File # 333-122644

Dear Ms. Garnett:

Wachovia Capital markets, LLC, as Lead-Manager of the above-referenced offering, hereby advises the SEC of its undertakings to complete the following acts.

The managing underwriter has advised all potential members of the underwriting syndicate and the selling group and all the members of the managing underwriter’s own sales force of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

Prior to the delivery of confirmations or final prospectuses, each member of the managing underwriter’s own sales force will advise each of its customers that is a prospective purchaser of the material changes to the circulated preliminary prospectus that will appear in the final prospectus.

We confirm that each potential member of the underwriting syndicate and each potential member of the selling group has agreed to orally advise each of its customers that is a prospective purchaser in the offering of the material changes to the circulated preliminary prospectus that will appear in the final prospectus prior to the delivery of confirmations or final prospectus.

Wachovia Capital Markets, LLC.

/s/ Raymond Williamson
Raymond Williamson